Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-284538

GS Finance Corp. $7,087,000 Autocallable Goldman Sachs Momentum Builder® Focus ER Index-Linked Notes due 2033 guaranteed by The Goldman Sachs Group, Inc.

Payment at Maturity: The amount that you will be paid on your notes at maturity, if they have not been automatically called, is based on the performance of the index.

Automatic Call: The notes will be automatically called on an annual call payment date if the closing level of the index is greater than or equal to the applicable call level on the related call observation date. The call level increases the longer the notes are outstanding.

Interest: The notes do not bear interest.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-12.

Key Terms
Company (Issuer) / Guarantor:	GS Finance Corp. / The Goldman Sachs Group, Inc.
Aggregate face amount:	$7,087,000
Automatic call feature:

The notes will be automatically called if the closing level of the index is greater than or equal to the applicable call level on any call observation date. In that case, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash on the following call payment date equal to $1,000 + ($1,000 × the applicable call premium amount).

Cash settlement amount:	subject to the automatic call feature, on the stated maturity date, the company will pay, for each $1,000 face amount of the notes, an amount in cash equal to:
• if the final index level is greater than the initial index level: $1,000 + ($1,000 × the upside participation rate × the index return); or
• if the final index level is equal to or less than the initial index level: $1,000
Index:

the Goldman Sachs Momentum Builder® Focus ER Index (current Bloomberg symbol: “GSMBFC5 Index”)

The index measures the performance of a “base index,” which is composed of up to nine underlying indices that provide exposure to focused U.S. equities, other developed market equities, developed market fixed income assets, emerging market equities and commodities, as well as a money market position that accrues interest at a rate equal to the federal funds rate. The base index rebalances on each index business day based on the historical returns of these underlying assets in order to create a portfolio generating the highest historical returns, subject to a set of predefined rules and constraints, including a realized volatility limit and minimum and maximum asset and asset class weights. The overall amount of exposure the index provides to this base index may also be reduced and allocated to non-interest bearing cash positions based on the application of (i) a realized volatility control of 5% and (ii) a momentum risk control feature.

The overall goal of the index is to provide exposure to a daily rebalancing of the combination of underlying assets with the strongest historical returns with realized volatility lower than the volatility limit while limiting the index’s overall volatility level and reducing exposure to assets that have exhibited the weakest price momentum.

The daily base index return is subject to a deduction equal to the return on the federal funds rate and, in addition, the entire index is subject to a deduction of 0.65% per annum (accruing daily).

The net effect of the deduction for the federal funds rate on the base index and the 0.65% deduction on the full index means that any aggregate exposure to the return-based money market position or the non-interest bearing cash positions will reduce the index performance on a pro rata basis by 0.65%. A very significant portion of the index has been, and may be in the future, allocated to the return-based money market position and the non-interest bearing cash positions.

For more information about the index, including its fees and deductions, see “Index Summary”.

Our estimated value of the notes on trade date / Additional amount / Additional amount end date:

$898 per $1,000 face amount, which is less than the original issue price. The additional amount is $62 and the additional amount end date is November 25, 2026. See “The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date Is Less Than the Original Issue Price Of Your Notes.”

Original issue price	Underwriting discount	Net proceeds to the issuer
100% of the face amount	4% of the face amount	96% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 26,177 dated August 26, 2026.

Key Terms (continued)
Upside participation rate:	100%
Initial index level:	114.15, which is an intra-day level or the closing level of the index on the trade date

Notwithstanding the foregoing, if the note calculation agent determines that the trade date is not a trading day, the initial index level will be the closing level of the index on the first trading day following the trade date. In no event, however, will the initial index level be determined on a date later than the second scheduled trading day after the trade date. If a non-trading day occurs or is continuing on the second scheduled trading day after the trade date, the note calculation agent will determine the initial index level based on its assessment, made in its sole discretion, of the level of the index on that day. As a result, this could result in the initial index level being determined after the trade date.

Final index level:	the closing level of the index on the determination date*
Index return:	(the final index level - the initial index level) ÷ the initial index level
Trade date:	August 26, 2026
Original issue date:	August 31, 2026
Determination date:	August 26, 2033*
Stated maturity date:	September 2, 2033*
Note calculation agent (calculation agent):	Goldman Sachs & Co.LLC ("GS&Co.")
CUSIP / ISIN:	40054XVZ8 / US40054XVZ85

Call observation dates*	Call payment dates*	Call level (Expressed as a percentage of the initial index level)	Call premium amount
August 26, 2027	September 2, 2027	100.75%	13.25%
August 28, 2028	September 5, 2028	101.50%	26.50%
August 27, 2029	September 4, 2029	102.25%	39.75%
August 26, 2030	September 3, 2030	103.00%	53.00%
August 26, 2031	September 3, 2031	103.75%	66.25%
August 26, 2032	September 2, 2032	104.50%	79.50%

* subject to adjustment as described in the accompanying index supplement

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

• August 2026 MOBU Focus ER index supplement addendum dated August 25, 2026
• MOBU Focus ER index supplement no. 14 dated August 25, 2026
• Prospectus supplement dated February 14, 2025
• Prospectus dated February 14, 2025

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this pricing supplement and the accompanying documents listed above. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement and the accompanying documents listed above are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying documents listed above is current only as of the respective dates of such documents.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

INDEX SUMMARY

The Goldman Sachs Momentum Builder® Focus ER Index (the index) measures the weighted performance of a base index composed of the underlying indices and a money market position (the return-based money market position), calculated on an excess return basis over the federal funds rate, together with non-interest bearing hypothetical cash positions that are not components of the base index. The non-interest bearing hypothetical cash positions arise either from the application of a 5% volatility control to the base index (the deleverage cash position) or a momentum risk control adjustment mechanism (the momentum risk control cash position). In addition to the base index deduction described above, the entire index is subject to a deduction of 0.65% per annum (accruing daily), as described below.

The index rebalances on each index business day from among 10 eligible underlying assets (considering the return-based money market position and non-interest bearing cash positions as a single eligible underlying asset) that have been categorized in the following asset classes: focused U.S. equities; other developed market equities; developed market fixed income; emerging market equities; commodities; and cash equivalent. The index attempts to track the positive price momentum in the eligible underlying assets (as defined below), subject to limitations on volatility, a minimum and maximum weight for each base index underlying asset and each asset class, and reduced exposure to the extent that the realized volatility of the base index exceeds a volatility control level of 5% or the volatility controlled index has exhibited negative price momentum, each as described below. The return-based money market position reflects the notional returns accruing to a hypothetical investor from an investment in a money market account denominated in U.S. dollars that accrues interest at the notional interest rate (a rate equal to the federal funds rate). As used in this index description, “realized volatility” is a measure of the degree of variation in historical returns.

On each index business day, the index is rebalanced as follows:
• First the base index is calculated.
◦ The return of the base index reflects a deduction at the federal funds rate.
•
Next, the volatility control is applied to produce the “volatility controlled index” as an interim step. In applying the volatility control, exposure to the base index may be reduced by ratably allocating a portion of the base index exposure to the deleverage cash position to the extent that the realized volatility of the base index exceeds the volatility control level of 5%.

◦ The return of the volatility controlled index reflects a deduction of 0.65% per annum (accruing daily).
•
Finally, the momentum risk control is applied to produce the index. In applying the momentum risk control, exposure to the volatility controlled index (and therefore to the base index) may be reduced by ratably allocating a portion of the index exposure to the momentum risk control cash position.

◦ The portion of the index ratably allocated to the momentum risk control cash position reflects a deduction of 0.65% per annum (accruing daily).

At this level, the deduction rate of 0.65% applies only to the momentum risk control cash position, rather than the index as a whole, because the deduction rate has already been factored into the calculation of the volatility controlled index. As a result, the deduction rate applies to the entire index.

Base Index Rebalancing
On each index business day (in the following contexts, a rebalancing day), the base index is rebalanced as follows:
•
For each index business day, the hypothetical portfolios of eligible base index underlying assets (i.e., the eligible underlying indices and the return-based money market position) that would have provided the highest historical returns during each of three look-back periods (nine months, six months and three months) are calculated. The look-back periods are measured from (and excluding) the day which falls respectively nine (9), six (6) or three (3) calendar months before the third index business day prior to the given index business day (or, if any such date is not an index business day, the index business day immediately preceding such day) to (and including) the third index business day prior to the given index business day. Each portfolio is subject to (i) a 5% volatility limit (which may be relaxed in certain circumstances) on the degree of variation in the closing levels of the aggregate of such eligible base index underlying assets over the relevant look-back period and (ii) a minimum and maximum weight for each eligible base index underlying asset and each base index asset class. This results in three hypothetical portfolios of eligible base index underlying assets (one for each look-back period) for each index business day.

•
For each index business day, a target weight is calculated for each eligible base index underlying asset as the average of the weights of such eligible base index underlying asset in the three hypothetical portfolios.

•
For each rebalancing day, the weight of each eligible base index underlying asset for the base index rebalancing will equal the average of the target weights for such eligible base index underlying asset over the weight averaging period related to such rebalancing day. The weight averaging period for any rebalancing day will be the period from (but excluding) the tenth index business day on which no index market disruption event occurs or is continuing with respect to any eligible base index underlying asset prior to such day to (and including) such day.

•
The basket of base index underlying assets resulting from the application of the weights calculated above is the base index. As a result of the constraints applied in its methodology, the base index may include as few as two eligible base index underlying assets (including the return-based money market position) and may not include some of the eligible base index underlying assets or base index asset classes during the entire term of the notes. The base index is calculated on an excess return basis, reflecting a deduction of the return that could be earned on a notional cash deposit at the notional interest rate, which is a rate equal to the federal funds rate.

The following is a list of the eligible base index underlying assets for the index, including the related base index asset classes, base index asset class minimum and maximum weights and base index underlying asset minimum and maximum weights.

BASE INDEX ASSET CLASS	BASE INDEX ASSET CLASS MINIMUM WEIGHT	BASE INDEX ASSET CLASS MAXIMUM WEIGHT	ELIGIBLE BASE INDEX UNDERLYING ASSET	TICKER	BASE INDEX UNDERLYING ASSET MINIMUM WEIGHT	BASE INDEX UNDERLYING ASSET MAXIMUM WEIGHT
Focused US Equities	20%	50%	US Equity Futures Rolling Strategy Index	FRSIUSE	0%**	30%
			US Technology Equity Futures Rolling Strategy Series Q Total Return Index	GSISNQET	0%**	30%
Other Developed Market Equities	0%	50%	European Equity Futures Rolling Strategy Index	FRSIEUE	0%	30%
			Japanese Equity Futures Rolling Strategy Index	FRSIJPE	0%	30%
Developed Market Fixed Income	0%	80%	US Government Bond Futures Rolling Strategy Index	FRSIUSB	0%	60%
			European Government Bond Futures Rolling Strategy Index	FRSIEUB	0%	60%
			Japanese Government Bond Futures Rolling Strategy Index	FRSIJPB	0%	60%
Emerging Market Equities	0%	20%	Emerging Markets Equity Futures Rolling Strategy Index	FRSIEME	0%	20%
Commodities	0%	25%	Bloomberg Gold Subindex Total Return	BCOMGCTR	0%	25%
Cash Equivalent	0%	80%*	Return-Based Money Market Position	N/A	0%	80%*

* The base index asset class maximum weight and base index underlying asset maximum weight applicable to the Cash Equivalent in the table only apply to the return-based money market position in the base index, and not the deleverage cash position or the momentum risk control cash position (which are outside of the base index). As a result of the volatility control and momentum risk control adjustment features, the index may allocate nearly its entire exposure to hypothetical cash positions.

** Although the underlying asset weight of each of the US Large-Cap Equities (US Equity Futures Rolling Strategy Index) and US Technology Equities (US Technology Equity Futures Rolling Strategy Series Q Total Return Index) may be as low as 0%, their minimum combined weight must equal at least 20%.

Volatility Control

After a base index rebalancing, if on such rebalancing day the realized volatility of the base index’s excess returns (which take into account daily deductions at the notional interest rate) exceeds the volatility control level of 5%, the index will be rebalanced again in order to reduce such realized volatility to 5% by ratably reallocating a portion of the index exposure from the base index to the deleverage cash position.

The weighted basket resulting from the application of the volatility control is referred to as the “volatility controlled index”. The volatility controlled index measures the performance of the base index and the non-interest bearing deleverage cash position, with respective weights determined on each index business day as described above, minus 0.65% per annum (accruing daily).

The volatility measure used to calculate the volatility controlled index is based on the higher of two realized volatilities of base index excess returns using (i) a short-term “decay factor” of 0.94 giving relatively greater weight to more recent volatilities and (ii) a long-term “decay factor” of 0.97 giving relatively greater weight to older volatilities. Generally, a higher “decay factor” gives relatively greater weight to older data, reflecting a longer-term perspective. For a discussion of decay factors and other issues relating to the volatility control feature, see “The Index — What is realized volatility and how are the weights of the underlying assets influenced by it?” in the accompanying index supplement.

Momentum Risk Control

After a volatility controlled index rebalancing, if on such rebalancing day the volatility controlled index has exhibited negative price momentum (i.e., negative returns), the index will be rebalanced again by ratably reallocating a portion of the index exposure from the volatility controlled index to the momentum risk control cash position. Negative price momentum is deemed to occur if, on one or more index business days during the 21 index business day period from (but excluding) the 23rd index business day, to (and including) the 2nd index business day, prior to such rebalancing day, the volatility controlled index level is lower than its level 100 index business days prior to such day. Such 21 index business day period is defined as the momentum measurement period with respect to such rebalancing day, and each index business day in such period is defined as a momentum measurement day. The returns on the portion of the index allocated to the momentum risk control cash position are subject to a deduction of 0.65% per annum (accruing daily).

On any rebalancing day, the exposure of the index to the volatility controlled index will be based on a weighted percentage of the number of momentum measurement days during which the volatility controlled index level equals or exceeds its level on the 100th index business day preceding such momentum measurement day, with a value of 1 assigned to each momentum measurement day for which such condition is satisfied and a value of 0.25 assigned to each momentum measurement day for which such condition is not satisfied. For example, if the level of the volatility controlled index on each of the 21 momentum measurement days was greater than or equal to its level 100 index business days prior to such momentum measurement day, the index would be allocated 100% to the volatility controlled index and 0% to the momentum risk control cash position on such rebalancing day. Conversely, if the level of the volatility controlled index on each of the momentum measurement days was less than its level 100 index business days prior to such momentum measurement day, the index would be allocated 25% to the volatility controlled index and 75% to the momentum risk control cash position on such rebalancing day.

Index Values and Deductions

The image below depicts the calculation of the index values of each of the three layers of the index. This image is presented as a summary and should be read together with the more complete description of the calculation of the index immediately above.

•
Base index: First, the orange innermost layer of the image represents the base index, which is comprised of the underlying indices and the return-based money market position (if any). The base index is calculated on an excess return basis, meaning that the return of the base index reflects a deduction of the return that could be earned on a notional cash deposit at the notional interest rate (a rate equal to the federal funds rate). The image shows that the value of the base index is based on the weighted sum of:

◦ the performance of the underlying indices
◦ plus the performance of any return-based money market position (which performance will equal the federal funds rate),

less a deduction at the federal funds rate (applied to each base index component).

•
Volatility controlled index: Second, the green middle layer of the image represents the volatility controlled index, which is comprised of the base index and the deleverage cash position (if any) based on a measure of volatility. The image shows that the value of the volatility controlled index (composed of the base index and the deleverage cash position) is based on the weighted sum of:

◦ the excess returns of the base index, as described above
◦ plus a zero return attributable to any non-interest bearing deleverage cash position,

less a deduction rate of 0.65% per annum (accruing daily) (applied to each component of the volatility controlled index).

•
Index: Finally, the blue outer layer of the image represents the index, which is comprised of the volatility controlled index and the momentum risk control cash position (if any) based on a measure of momentum. The image shows that the value of the index is based on the weighted sum of:

◦ the performance of the volatility controlled index, as described above
◦
plus a zero return attributable to the non-interest bearing momentum risk control cash position less a deduction rate of 0.65% per annum (accruing daily) that applies solely to the momentum risk control cash position (if any).

At this level, the deduction rate of 0.65% applies only to the momentum risk control cash position, rather than the index as a whole, because the deduction rate has already been factored into the calculation of the volatility controlled index.

As a result, any portion of the index attributable to a return-based money market position, a deleverage cash position or a momentum risk control cash position will effectively have a zero net return on an excess return basis before deducting 0.65% per annum (accruing daily) at the index level.

The final row of the image (no color) shows the cumulative impact of fees and deductions on each component of the index.

Index

	Volatility controlled index			Momentum risk control cash position (if any)
	Base index		Deleverage cash position (if any)
	Underlying indices	Return-based money market position (if any)
Returns	+ underlying asset return*	+ Fed Funds Rate	0**	0**
Base index-level deductions	- Fed Funds Rate		Not applicable	Not applicable
Volatility controlled index-level deductions	-0.65%/ annum			Not applicable
Index-level deductions	0			-0.65%/ annum

Underlying Assets	Underlying indices	Return-based money market position (if any)	Deleverage cash position (if any)	Momentum risk control cash position (if any)
Net Impact	underlying asset return* – Fed Funds Rate – 0.65%/ annum	-0.65%/ annum	-0.65%/ annum	-0.65%/ annum

*The return contribution of the underlying indices to the base index is the weighted sum of underlying index returns weighted according to their respective weights in the base index, and the return contribution of the underlying indices to the index may be reduced by deleveraging of volatility controlled index exposure to the base index resulting from the application of the 5% volatility control to the base index or deleveraging of the index exposure to the volatility controlled index resulting from application of the momentum risk control adjustment mechanism to the volatility controlled index.

**The deleverage cash position and momentum risk control cash position represent hypothetical non-interest bearing cash positions. As neither position bears interest, the return attributable to these positions will always be zero.

Internal Currency Hedge

With respect to the eligible underlying assets denominated in a currency other than U.S. dollars (i.e., European Equity Futures Rolling Strategy Index (FRSIEUE), the Japanese Equity Futures Rolling Strategy Index (FRSIJPE), the European Government Bond Futures Rolling Strategy Index (FRSIEUB) and the Japanese Government Bond Futures Rolling Strategy Index (FRSIJPB)), the index reflects an internal simulated currency hedge, which, through a series of hypothetical currency hedging transactions, seeks to partially mitigate such eligible underlying assets’ exposure to exchange rate fluctuations in such currencies.

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and merely are intended to illustrate (i) the impact that the various hypothetical closing levels of the index on a call observation date could have on the amount payable, if any, on the related call payment date and (ii) the impact that the various hypothetical closing levels of the index on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant and are not intended to predict the closing levels of the index.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to a call payment date or the stated maturity date. If you sell your notes in a secondary market prior to a call payment date or the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as the volatility of the index, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	100%
Call premium amount	with respect to a call payment date, the applicable call premium amount

The notes are not automatically called, unless otherwise indicated below

No non-trading day occurs on any originally scheduled call observation date or the originally scheduled determination date
No change in or affecting any of the eligible underlying assets or the method by which the index sponsor calculates the index
Notes purchased on original issue date at the face amount and held to a call payment date or the stated maturity date

For these reasons, the actual performance of the index over the life of your notes, the actual index level on any call observation date or the determination date, as well as the amount payable on a call payment date or at maturity, may bear little relation to the hypothetical examples shown below or to the historical index performance information or hypothetical performance data shown elsewhere in this pricing supplement. Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical Amount in Cash Payable on a Call Payment Date

The examples below show the hypothetical amounts that we would pay on a call payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of the index was greater than or equal to the applicable call level on the applicable call observation date. While there are more than two potential call payment dates with respect to your notes, the examples below only illustrate the amount you will receive, if any, on the first and second call payment date.

Your notes are automatically called on the first call observation date. If, for example, the closing level of the index was determined to be 120% of the initial index level, your notes would be automatically called and the amount in cash that we would deliver for your notes on the corresponding call payment date would be 113.25% of the face amount of your notes or $1,132.50 for each $1,000 of the face amount of your notes.

Your notes are not automatically called on the first call observation date and are automatically called on the second call observation date. If, for example, the closing level of the index was determined to be 130% of the initial index level, your notes would be automatically called and the amount in cash that we would deliver for your notes on the corresponding call payment date would be 126.5% of the face amount of your notes or $1,265.00 for each $1,000 of the face amount of your notes.

Hypothetical Payment at Maturity

If the notes are not automatically called on any call observation date, the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the index on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on a call observation date.

The levels in the left column of the table below represent hypothetical final index levels and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final index level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final index level and the assumptions noted above.

Hypothetical Final Index Level (as Percentage of Initial Index Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	200.000%
175.000%	175.000%
150.000%	150.000%
125.000%	125.000%
100.000%	100.000%
75.000%	100.000%
50.000%	100.000%
25.000%	100.000%
0.000%	100.000%

As shown in the table above, if the notes have not been automatically called on a call observation date:
•
If the final index level were determined to be 25.000% of the initial index level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would receive no return on your investment.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as percentages of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final index level (expressed as percentages of the initial index level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final index level of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of 100.000% of the face amount of your notes.

SELECTED RISK FACTORS

An investment in your notes is subject to the risks summarized below. These risks, as well as other risks and considerations, are explained in more detail in the accompanying documents listed above under “About Your Prospectus”. You should carefully review these risks and considerations as well as the terms of the notes described herein and in such accompanying documents. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in any eligible underlying asset or the assets held by any eligible underlying index or in notes that bear interest at the notional interest rate. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. After the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount set forth on the cover of this pricing supplement) will decline to zero on a straight line basis over the period from the date hereof through the additional amount end date set forth on the cover of this pricing supplement. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” in the accompanying index supplement.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Investors are dependent on our ability and the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes. Therefore, investors are subject to the credit risk, and to changes in the market’s view of the creditworthiness, of the issuer and the guarantor. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” in the accompanying prospectus.

You May Receive Only the Face Amount of Your Notes at Maturity
Assuming your notes are not automatically called, if the index return is zero or negative, the return on your notes will be limited to the face amount.

Even if the amount paid on your notes at maturity exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a note with the same stated maturity that bears interest at the prevailing market rate.

Also, the market price of your notes prior to a call payment date or the stated maturity date, as the case may be, may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. The overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Amount You Will Receive on a Call Payment Date Will Be Capped

Even if the closing level of the index on a call observation date exceeds the applicable call level, causing the notes to be automatically called on such day, you will not benefit from the increases in the closing level of the index above the applicable call level on the call observation date. If your notes are automatically called on a call observation date, the payment you will receive for each $1,000 face amount of your notes on the corresponding call payment date will depend on the applicable call premium amount and is capped due to such call premium amount.

Your Notes Are Subject to Automatic Redemption

We will automatically call and redeem all, but not part, of your notes on a call payment date if, as measured on any call observation date, the closing level of the index is greater than or equal to the applicable call level. Therefore, the term for your notes may be significantly reduced. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity. For the avoidance of doubt, if your notes are automatically called, no discounts, commissions or fees described herein will be rebated or reduced.

You Have No Shareholder Rights or Rights to Receive Any Shares or Units of Any Eligible Underlying Index, or Any Assets Held by Any Eligible Underlying Index or the Money Market Position

Investing in your notes will not make you a holder of any shares or units of any eligible underlying index or any asset held by any eligible underlying index or the money market position. Investing in your notes will not cause you to have any voting rights, any rights to receive dividends or other distributions or any other rights with respect to any eligible underlying index, the assets held by any eligible underlying index or the money market position. Payments on your notes will be made in cash, and you will have no right to receive delivery of any shares or units of any eligible underlying index or the assets held by any eligible underlying index.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

• the level of the index;
•
the volatility — i.e., the frequency and magnitude of changes — in the level of the index (even though the index attempts to limit volatility with daily rebalancing), the eligible underlying assets and the assets that comprise the eligible underlying indices;

• the market prices of the eligible underlying indices;
• the currency exchange rates of non-U.S. denominated eligible underlying indices;
•
the Federal Funds Rate and interest rates for non-U.S. currencies (8.5bps plus €STR with respect to euro-denominated eligible underlying indices and JPY-BOJ-TONAT with respect to the yen-denominated eligible underlying indices);

•
economic, financial, regulatory, political, military, public health and other events that affect markets generally and the assets held by the eligible underlying indices, and which may affect the closing level of the index;

• interest rates and yield rates in the market;
• the time remaining until your notes mature; and
•
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

In particular, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the index based on its historical performance or on any hypothetical performance data.

Risks Related to the Index
The Index Measures the Performance of the Underlying Assets on an Excess Return Basis Less the Deduction Rate

Your notes are linked to the index. Because the index measures the performance of the selected underlying assets on an excess return basis (in excess of the federal funds rate) less the deduction rate of 0.65% per annum (accruing daily), and the cash positions earn a zero net return on an excess return basis before deducting 0.65% per annum (accruing daily), increases in the level of the notional interest rate, or increases in allocations to cash positions, may offset in whole or in part increases in the levels of the underlying indices included in the index. As a result, any return on the index may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes. Generally speaking, on any day the weighted return of the underlying indices included in the index must outperform the product of the return on the federal funds rate multiplied by the combthined weight of underlying indices in the index plus 0.65% per annum (accruing daily) for the index level to increase. A very significant portion of the index has been, and may be in the future, allocated to the cash positions.

Your Investment in the Notes May Be Subject to Concentration Risks

The assets underlying an eligible underlying asset may represent a particular market or commodity sector, a particular geographic region or some other sector or asset class. As a result, your investment in the notes may be concentrated in a single sector or asset class even though there are maximum weights for each base index underlying asset and each base index asset class. This concentration could occur because of concentration in the investment goals of one or more eligible underlying indices. As a result of base index rebalancing, the index may include exposure to as few as two eligible base index underlying assets (as few as one eligible underlying index). In addition, as a result of the index’s volatility control feature and momentum risk control adjustment mechanism, or rebalancing of the base index into the return-based money market position, the exposure of the index at any time could be limited almost entirely to hypothetical cash positions, which earn a zero net return on an excess return basis before deducting 0.65% per annum (accruing daily). Although your investment in the notes will not result in the ownership or other direct interest in the assets held by the eligible underlying indices, the return on your investment in the notes will be subject to certain risks similar to those associated with direct investments in the market or commodity sector, geographic region, other sector or class represented by the relevant indices or assets.

In addition, in connection with a base index rebalancing, the index may rebalance to include only eligible underlying assets that represent a limited number of markets or commodity sectors, geographic regions, other sectors or asset classes. If this were to occur, you will be subject to risks similar to those associated with direct investments in these markets or commodity sectors, geographic regions, other sectors or asset classes. These markets, geographic regions, sectors or asset classes may not be diversified.

Furthermore, you may be subject to additional concentration risk resulting from the index’s focus on U.S. large capitalization and technology equities. Although the underlying asset weight of each of the US Large-Cap Equities (US Equity Futures Rolling Strategy Index) and US Technology Equities (US Technology Equity Futures Rolling Strategy Series Q Total Return Index) may be as low as 0% of the base index on an individual asset basis, their minimum combined weight must equal at least 20% of the base index.

You May Not Have Exposure to One or More of the Eligible Underlying Assets During the Term of the Notes

On any given index business day, the index may have exposure to only a limited subset of the 10 eligible underlying assets (which, including the cash positions as a single asset, could be as few as two eligible underlying assets (as few as one eligible underlying index)) and you may not have exposure to some of the eligible underlying assets or eligible asset classes during the entire term of the notes. As a result, you should not expect the index to provide balanced exposure to all of the eligible underlying assets. Further, as a result of the index’s volatility control feature and momentum risk control adjustment mechanism, or rebalancing of the base index into the return-based money market position, the exposure of the index at any time could be limited almost entirely to cash positions, which earn a zero net return on an excess return basis before deducting 0.65% per annum (accruing daily). This may limit your exposure to the eligible underlying indices during the term of the notes.

The Weight of Each Underlying Asset in the Base Index Reflects the Average of the Average of the Weights of Such Underlying Asset Over Three Look-Back Periods and Over the Weight Averaging Period

To calculate the weight of each underlying asset in the base index on each index business day (in the following contexts, a rebalancing day), three hypothetical portfolios are generated for a nine-month, six-month and three-month look-back period for each day in the ten index business day weight averaging period related to that rebalancing day. Each portfolio is calculated to reflect the highest historical return during each such look-back period (nine months, six months and three months), subject to a constraint on realized volatility and a minimum and maximum weight for each base index underlying asset and each base index asset class. The target weight of each base index underlying asset for a given day in the applicable weight averaging period will equal the average of the weights of such base index underlying asset in the three hypothetical portfolios while the weight of each base index underlying asset for the daily base index rebalancing will equal the ten-day average of such target weights. As a result, the weight of each base index underlying asset will be different than it would have been had the base index underlying assets been determined based on a single look-back period.

The Index May Not Successfully Capture Price Momentum

The index attempts to track the positive price momentum in the eligible underlying assets, both through the base index rebalancing process and the momentum risk control adjustment mechanism. As such, on each daily rebalancing day, the index is rebalanced by first calculating, for each day in the applicable weight averaging period related to that rebalancing day, the portfolio of base index underlying assets that would have provided the highest historical return during three look-back periods (nine months, six months and three months) subject to the constraints on volatility and minimum and maximum weights for eligible base index underlying assets and asset classes. However, there is no guarantee that trends existing in the preceding nine months, six months or three months over which returns and volatilities are evaluated will continue in the future. If the trend of an eligible base index underlying asset changes or reverses at the end of any measurement period, such change may not be fully reflected in the return of the eligible base index underlying asset calculated over the look-back period.

Furthermore, averaging the base index underlying asset weights across the three look-back periods, and the further averaging of such averaged target weights during the applicable weight averaging period, may obscure the effects of positive price momentum that might be evident by optimizing over a single time period, and may result in a base index that does not reflect price momentum and does not perform as well as an approach that does not average value over different time periods. It is unlikely that the averaged target weights using the three look-back periods, or the ten-day average of averaged target weights, would optimize historical returns over any single time period, even in the absence of the other constraints described below.

Although the methodology algorithm seeks to reflect positive price momentum, in part, by selecting the portfolios of eligible base index underlying assets with the highest nine-month, six-month and three-month historical returns, the base index underlying asset minimum and maximum weights, the base index asset class minimum and maximum weights and the 5% volatility constraint applied to the base index, may constrain the ability of the methodology algorithm to select the portfolio of eligible base index underlying assets with the highest historical returns over any of the relevant look-back periods. For example, the minimum combined weight of the US Large-Cap Equities (US Equity Futures Rolling Strategy Index) and US Technology Equities (US Technology Equity Futures Rolling Strategy Series Q Total Return Index) must account for at least 20% of the base index, and poor performance in large cap U.S. equities or the technology sector could adversely affect the relative performance of the index if other eligible underlying assets are experiencing positive price momentum. Similarly, the index may have diminished exposure to eligible underlying indices that are experiencing positive price momentum if such price momentum is accompanied by increased volatility that reduces the index’s exposure to such eligible underlying indices. Furthermore, the index is different from another index that might seek to measure long-term exposure to a fixed portfolio of underlying assets. For example, compared to a fixed portfolio of underlying assets, the index may have diminished exposure to eligible underlying assets that are not well represented in the index due to lower historical returns, and would not benefit from any sudden spikes in returns attributable to such assets following the periods used to determine a base index rebalancing. As a result, if market conditions do not reflect a continuation of prior observed trends, the level of the index, which is rebalanced based on prior trends, may not perform as well as a fixed portfolio of underlying assets. No assurance can be given that the methodology used to construct the index will outperform any alternative index that might be constructed from the eligible underlying assets.

Furthermore, the momentum risk control adjustment mechanism applied to the volatility controlled index, which generally compares the level of the volatility controlled index at the beginning and end of a 100 index business day period, may fail to identify negative price trends that would be evident if the levels of the volatility controlled index at other points during such 100 index business day period, or a different measurement period, were taken into consideration. In addition, there is no guarantee that trends existing in the preceding 100 index business days will continue in the future.

The Index May Not Successfully Limit Volatility

The index seeks to limit volatility in two stages (through application of the methodology algorithm’s volatility constraint in rebalancing the base index and the 5% volatility control applied to the base index). In both cases, however, allocations are based on backward-looking historical measures and—in the case of allocations between the base index and the non-interest bearing deleverage cash position through application of the volatility control mechanism—exponentially weighted moving volatilities that give greater consideration to more recent volatility data. There is no assurance that the future realized volatility of the base index or the base index underlying assets will exhibit similar levels of volatility as they have historically, or that recent historical volatility levels are a better predictor of future volatility than would be the case using a longer historical period.

No assurance can be given that the volatility controlled index will limit volatility to the 5% volatility control level. For example, if a sudden increase in the volatility of underlying assets causes the volatility of the base index to sharply exceed 5%, the exponentially weighted moving volatilities (which give varying consideration to volatility measures from earlier periods) may not respond quickly enough to this sudden volatility increase and the volatility control feature may only gradually shift the index’s exposure from the base index to the non-interest bearing deleverage cash position. Under such conditions, actual realized volatility of the volatility controlled index may exceed 5%. On the other hand, none of the base index, volatility controlled index or index permits leverage (i.e., asset exposure in excess of 100%), and, as a result, the volatility controlled index may not achieve a volatility as high as 5% if the underlying assets are experiencing low levels of volatility. As a result, the actual realized volatility of the volatility controlled index may be greater or less than 5%. Furthermore, even if the volatility controlled index achieves a volatility of 5%, the volatility of the index may be lower due to reallocations from the volatility controlled index to the non-interest bearing momentum risk control cash position. If the index has a high allocation to the momentum risk control cash position for a prolonged period, the volatility of the index may be significantly lower than 5%.

Base Index Asset Class Maximum Weights May in Many Cases Prevent All of the Eligible Base Index Underlying Assets in a Base Index Asset Class From Being Included in the Base Index at Their Base Index Underlying Asset Maximum Weights

The base index asset class maximum weights will in many cases prevent all of the eligible base index underlying assets in a base index asset class from being included in the base index at their base index underlying asset maximum weights. This is due to the fact that, in many cases, the base index asset class maximum weight is less than the sum of the base index underlying asset maximum weights in that base index asset class. As a result, the base index’s exposure to base index underlying assets may be limited by the inclusion of other base index underlying assets from the same base index asset class, even if such base index underlying asset would have provided higher historical returns using the index methodology and would otherwise satisfy the volatility and asset-level (but not asset class-level) maximum weight constraints.

The Index’s Exposure to the Performance of Underlying Indices May Be Limited by Deleveraging and the Weight and Volatility Constraints

The index may be subject to notional deleveraging, which may limit the gains of investment linked to the index. Deleveraging means that the increase or decrease in the level of an index is subject to an adjustment decreasing exposure to riskier assets (i.e., for purposes of the index, notional exposure to the underlying indices), potentially reducing increases in the level of the index should the value of the underlying indices increase.

On each daily rebalancing day, the index sets the weights for the eligible base index underlying assets by averaging weights that would have provided the highest historical return during three look-back periods (nine months, six months and three months), subject to investment constraints on the minimum and maximum weights of each eligible base index underlying asset and each base index asset class, and the volatility constraint of 5%. These constraints, as well as the use of the ten-day weight averaging period, could lower your return versus an investment that was not limited as to the maximum weighting allocated to any one base index underlying asset or base index asset class, was not subject to the 5% volatility constraint or was not limited indirectly by minimum weights on other base index underlying assets or base index asset classes. In addition, the index’s exposure to such eligible underlying asset may be further reduced by the application of the volatility control feature applied to the base index or the momentum risk control adjustment mechanism applied to the volatility controlled index.

The index’s volatility control feature and momentum risk control adjustment mechanism, as well as the inclusion of the return-based money market position as an eligible base index underlying asset, may result in a significant portion of the index’s exposure being allocated to hypothetical cash positions, which earn a zero net return on an excess return basis before deducting 0.65% per annum (accruing daily). As a result, investors in products linked to the index may not benefit fully from increases in the value of the underlying indices. The volatility control feature and the momentum risk control adjustment mechanism represent an intended trade-off, in which some potential upside is given up in exchange for attempting to limit downside exposure in volatile markets (in the case of the volatility control feature) or negative price momentum (in the case of the momentum risk control adjustment mechanism). In addition, it is expected that the base index would likely make allocations to the return-based money market position in a generally negative return environment, where the least volatile base index underlying asset might be expected to suffer least. However, because the notes provide for the repayment of principal at maturity (subject to the credit risk of the issuer and the guarantor), the incremental benefit to holders of the notes from these intended safeguards may be limited. In other words, the notes themselves limit exposure to decreases in the level of the index by providing for cash settlement amount that will be no less than the face amount of the notes. Due to this feature of the notes, the index’s volatility control feature and momentum risk control adjustment mechanism, and the base index’s potential allocation to the return-based money market position, each of which attempts to reduce downside exposure to the eligible underlying indices, may not be as beneficial as it otherwise may be (including, for example, when used with notes that provide for a cash settlement amount that could be less than the face amount) and the associated cost impacts, which are reflected in part in the above referenced trade-off, may not be desirable to you. Investors should be aware that if the value of the underlying indices increase or decrease, an investment linked to the index may not have the same magnitude of increase or decrease as the underlying indices.

The Lower Performance of One Underlying Asset May Offset an Increase in the Other Underlying Assets

Your notes are linked to the index which rebalances daily among 10 eligible underlying assets. Declines in the level of one underlying asset may offset increases in the levels of the other underlying assets. As a result, any return on the index may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes at maturity.

Because Historical Returns and Realized Volatility Are Measured on an Aggregate Basis, the Index Could Include Eligible Underlying Assets With a High Realized Volatility and Could Exclude Eligible Underlying Assets With a High Historical Return

Because historical return and realized volatility are measured on an aggregate basis within each hypothetical portfolio, the index could include eligible underlying assets with a high realized volatility and could exclude eligible underlying assets with a high historical return. An eligible underlying asset with a relatively high realized volatility may be included in the index because of its historically low or negative correlation with another eligible underlying asset that is also included as an index underlying asset. If such historical correlations were to break down, which may be more likely to occur during periods of market stress, you may be exposed to high levels of aggregate volatility that were not anticipated by the methodology.

In addition, highly correlated eligible underlying assets may be excluded from a hypothetical portfolio, in whole or in part, on a rebalancing day, even if, on an independent basis, such eligible underlying assets have a relatively high nine-month, six-month and three-month historical return or relatively low realized volatility for such look-back periods.

Correlation of Performances Among the Underlying Assets May Reduce the Performance of the Index

Performances of the underlying assets may become highly correlated from time to time during the term of the notes, including, but not limited to, periods in which there is a substantial decline in a particular sector or asset type containing such correlated index underlying assets or periods of general market stress. High correlation among underlying assets representing any one sector or asset type which has a substantial percentage weighting in the index or otherwise during periods of negative returns could have an adverse effect on the level of the index. The index’s volatility control features, which take historical correlations among underlying assets into account in seeking to limit overall volatility, may be less effective during periods of highly correlated underlying asset performance.

The Index May Have a Very Substantial Allocation to Hypothetical Cash Positions and Other Potentially Low-Yielding Assets on Any or All Days During the Term of the Notes

As a result of the index’s volatility control feature and momentum risk control adjustment mechanism, or rebalancing of the base index into the return-based money market position, the exposure of the index at any time could be limited almost entirely to hypothetical cash positions, which earn a zero net return on an excess return basis before deducting 0.65% per annum (accruing daily) as described under “— The Index Measures the Performance of the Underlying Assets on an Excess Return Basis Less the Deduction Rate” above.

In addition, there is no guarantee that the index’s ability to allocate to hypothetical cash positions will successfully reduce the volatility of the index, limit its exposure to negative price momentum or limit exposure to risky assets in a negative return environment. Each of the intended safeguards described above rely on historical data, generally over an extended period of time, and if there is a rapid and severe decline in the level of the underlying indices, the index may not rebalance into hypothetical cash positions until the index has declined by a substantial amount.

Furthermore, the Index methodology permits a high degree of exposure to developed market government bond-linked assets, which could potentially account for a significant portion (80%) of the base index’s overall allocation. Underlying indices tracking developed market government bond-linked assets account for three of the base index’s nine eligible underlying indices, and each such underlying index could individually account for up to 60% of base index exposure (subject to the 80% maximum allocation to the base index asset class to which such underlying indices belong). The volatility constraint is based on historical realized volatility and could cause non-money market underlying assets with lower historical realized volatility, such as developed market government bond indices, to account for a disproportionate amount of the index’s exposure.

The Index’s Momentum Risk Control Adjustment Mechanism May Not Work as Intended and May Limit Returns

The index has a momentum risk control adjustment feature which aims to provide a notional performance-controlled exposure to the volatility controlled index and limit the index’s exposure to negative price momentum in the volatility controlled index. This is achieved by decreasing the exposure of the index to the volatility controlled index (and, in turn, the underlying indices) if the volatility controlled index has exhibited negative price momentum (which is deemed to occur when the volatility controlled index level falls below its level on the 100th index business day preceding such momentum measurement day) on one or more index business day during the 21 index business day period from (but excluding) the 23rd index business day, to (and including) the 2nd index business day, prior to a rebalancing day. A decrease in the historical performance of the volatility controlled index may decrease the exposure of the index to the volatility controlled index (and, in turn, the underlying indices). The future performance of the volatility controlled index may differ from the historical performance of the volatility controlled index and, as such, the exposure to the volatility controlled index and the performance of the index may be different if it was calculated based on the future performance rather than the historical performance of the volatility controlled index. In addition, the exposure to the volatility controlled index (and, in turn, the performance of the index) may be different than it would have been had the price momentum been calculated in a different manner or by comparing volatility controlled index levels across different dates. Further, due to the 21 index business day momentum measurement period, the index may be slow to reduce exposure to the volatility controlled index (and, in turn, the underlying indices) in reaction to a sudden increase in negative price momentum as measured by the index. Even if every momentum measurement day in a momentum measurement period exhibits negative price momentum, the momentum risk control cash position will never account for more than 75% of the index’s exposure

(although the return-based money market position and deleverage cash position may increase the index’s aggregate hypothetical cash position beyond 75%). Conversely, the index may be slow to increase exposure to the volatility controlled index (and, in turn, the underlying indices) once the market has recovered from previous drops in historical performance reflected in the volatility controlled index. Persistent negative price momentum as measured by the momentum risk control adjustment mechanism may cause the index to have a high allocation to the momentum risk control cash position (and thus hypothetical cash positions) and a low allocation to the underlying indices for a prolonged period of time. To the extent that the index’s absolute overall exposure to the underlying indices is less than 100%, the index will have reduced exposure to any positive performance of the underlying indices and may underperform as compared to an index where the exposure was not reduced by a momentum risk control adjustment mechanism.

Base Index Allocations May Be Affected by the Methodology Algorithm

The index calculation agent employs commercially available computer software that determines mathematical solutions to predefined mathematical problems (a “solver”) which uses a pre-defined set of optimization formulae to select the base index underlying asset weights for each look-back period. If the index calculation agent employed a different “solver,” the final set of base index underlying asset weights selected might be different and possibly materially so. As such, the performance of the index could be materially different. References in this pricing supplement to the methodology algorithm selecting a combination of base index underlying assets with the “highest historical return” over the relevant look-back periods, or similar language, should be understood to mean the highest return that can be computed under the relevant constraints using the “solver” employed by the index calculation agent in administering the methodology algorithm. There is no guarantee that this solver will determine the optimal set of base index underlying asset weights and it is possible that there exists on any rebalancing day a permissible combination of base index underlying asset weights with a higher return over the relevant look-back periods.

The Eligible Underlying Indices Are Linked to Futures Strategies

The futures markets occasionally experience disruptions in trading (including temporary distortions or other disruptions due to various factors, such as the lack of liquidity in markets, the participation of speculators and governmental regulation and intervention). These disruptions include the cessation, for a material time, of trading in the futures contracts to which an eligible underlying index may be linked or the imposition by the futures exchange on which one or more such futures contracts are traded of a “limit price,” a range outside of which these futures contracts are not permitted to trade. In addition, a futures exchange may replace or delist a futures contract to which an eligible underlying index is linked. There can be no assurance that a disruption, replacement or delisting of a futures contract, or any other event, will not have an adverse or distortive effect on the level of an eligible underlying index or the manner in which it is calculated.

The eligible underling indices track futures contracts rather than underlying securities or physical commodities. Futures contracts normally specify a certain date for settlement of a financial future (such as a futures contract on a securities index) or delivery of the underlying physical commodity. As the exchange-traded futures contracts tracked by an eligible underlying index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify a September expiration. As time passes, the contract expiring in September may be replaced by a contract for delivery in December. This process is referred to as “rolling.” Because of the potential effects of negative roll yields, it is possible for the level of an eligible underlying index tracking futures contracts to decrease significantly over time even when the relevant securities indices or near-term or spot prices of underlying commodities are stable or increasing. It is also possible, when the relevant securities indices or the near-term or spot prices of the underlying assets are decreasing, for the level of such eligible underlying index to decrease significantly over time.

Certain Eligible Underlying Assets Are Subject to an Internal Currency Hedge, Which May Not be Effective

With respect to the eligible underlying assets denominated in a currency other than U.S. dollars, the index reflects an internal simulated currency hedge, which, through a series of hypothetical currency hedging transactions, seeks to partially mitigate such eligible underlying assets’ exposure to exchange rate fluctuations in such currencies. However, because the internal currency hedge does not adjust intra-day to account for changing levels of such eligible underlying indices, such eligible underlying indices are fully exposed to currency risks with respect to any gain or loss in their levels on each index business day. Because the internal currency hedge exposures are not adjusted intra-day to reflect changes in the levels of eligible underlying indices subject to the internal currency hedge and, as a result, may reflect an over-hedged (if the underlying indices decline intra-day) or under-hedged (if the underlying indices increase intra-day) position, on any given index business day, any increases in the levels of such underlying indices may be reduced by depreciation of the relevant currencies, and any decreases in the levels of the underlying indices may be amplified by appreciation of the relevant currencies. As a result of such movements, you will still be subject to the risk of currency fluctuations to the extent one or more non-U.S. dollar-denominated eligible underlying assets has a non-zero weight in the index. In addition, the US-foreign currency financing amounts included as part of the internal currency hedge may increase or decrease the returns of the underlying indices, depending on the values of Federal Funds Rate, interest rates for non-U.S. currencies and currency exchange rate performance. Furthermore, as the currency hedged levels of such eligible underlying indices are based on the performance of synthetic cash deposits, the internal simulated currency hedge feature is unlikely to replicate a return exactly equal or similar to the return to such eligible underlying index that would be available to an investor whose investment currency is euro or yen, as applicable. Changes in a particular currency exchange rate result from the interaction of many factors directly or indirectly affecting economic or political conditions, including rates of inflation, interest rate levels, balances of payment among countries, the extent of governmental surpluses or deficits and other financial, economic, military and political factors, among others.
The Index May Perform Poorly During Periods Characterized by Increased Short-Term Volatility

The index’s methodology is based on momentum investing. Momentum investing strategies are effective at identifying the current market direction in trending markets. However, in non-trending markets, momentum investment strategies are subject to “whipsaws.” A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, the index may perform poorly in non-trending, “choppy” markets characterized by increased short-term volatility.

Index Market Disruption Events Could Affect the Level of the Index on Any Date

If a base index rebalancing or an index rebalancing must be effected on an index business day on which an index market disruption event occurs with respect to any index underlying asset, the index calculation agent shall then rebalance the index as described in “The Index — Could index market disruption events impact the calculation of the index or a daily base index rebalancing or a daily index rebalancing by the index calculation agent?” in the accompanying index supplement. Any index market disruption event may have an adverse impact on the level of the index.

The Index Has a Limited Operating History

The notes are linked to the performance of the index, which was launched on January 12, 2021. Because the index has no live index level history prior to that date, limited live historical index level information will be available for you to consider in making an independent investigation of the index performance, which may make it difficult for you to make an informed decision with respect to the notes.

The hypothetical performance data prior to the launch of the index on January 12, 2021 refers to simulated performance data created by applying the index's calculation methodology to historical prices or rates of the underlying assets that comprise the index. Such simulated hypothetical performance data has been produced by the retroactive application of a back-tested methodology. No future performance of the index can be predicted based on the simulated hypothetical performance data or the historical index performance information described herein.

The Policies of the Index Sponsor, Index Committee and Index Calculation Agent, and Changes That Affect the Index or the Underlying Indices, Could Affect the Cash Settlement Amount on Your Notes and Their Market Value

The policies of the index sponsor, index committee and index calculation agent, as applicable, concerning the calculation of the level of the index, additions, deletions or substitutions of eligible underlying assets and the manner in which changes affecting the eligible underlying assets, are reflected in the level of the index. These changes could affect the level of the index and, therefore, the amount payable on your notes and their market value.

As further described under “The Index” in the accompanying index supplement, a comparable underlying index may be selected by the index committee, if available, to replace an underlying index. The replacement of any underlying index may have an adverse impact on the value of the index. The amount payable on your notes and their market value could also be affected if the index sponsor, index committee or index calculation agent changes these policies.

In certain cases, the note calculation agent —initially, GS&Co. — may determine the closing level of the index on a relevant date (and thus the amount payable on your notes) in a manner, in its sole discretion, it considers appropriate.

The Index Calculation Agent Will Have Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You Receive at Maturity. The Goldman Sachs Group, Inc. Owns a Non-Controlling Interest in the Index Calculation Agent

The index sponsor has retained Solactive AG to serve as index calculation agent. As index calculation agent, Solactive AG calculates the value of the index and implements the methodology determined by the index committee. As further described under the “The Index” in the accompanying index supplement, the index calculation agent (in certain cases in consultation with the index committee) has discretion with respect to the index. The exercise of such discretion by the index calculation agent could adversely affect the value of your notes.

The Goldman Sachs Group, Inc., our affiliate, owns a non-controlling interest in the index calculation agent.
As Index Sponsor, GS&Co. Can Replace the Index Calculation Agent at Any Time

The index calculation agent calculates the value of the index and implements the methodology determined by the index committee. The index sponsor can replace the index calculation agent at any time. In the event the index sponsor appoints a replacement index calculation agent, a public announcement will be made via press release. Any replacement of the index calculation agent may result in reporting delays and other disruptions.

The Index Calculation Agent Can Resign Upon Notification to the Index Sponsor

As index calculation agent, Solactive AG can resign upon 60 days’ written notice to the index sponsor. In the event the index sponsor appoints a replacement index calculation agent, a public announcement will be made via press release. Any resignation by the index calculation agent may result in reporting delays and other disruptions.

Risks Related to Tax
Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you generally will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange, redemption or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

DAILY CLOSING LEVELS OF THE INDEX

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations.

Before investing in the offered notes, you should consult publicly available information to determine the levels of the index between the date of this pricing supplement and the date of your purchase of the offered notes. You should not take the historical index performance information or hypothetical performance data of the index as an indication of the future performance of the index.

The graph below shows the daily closing levels of the index from January 4, 2021 through August 26, 2026. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on certain of the eligible underlying assets and would have had a materially negative impact on the index. Since the index was launched on January 12, 2021 and has a limited operating history, the graph includes hypothetical performance data for the index prior to its launch on January 12, 2021.

The historical closing levels from January 12, 2021 (the index launch date) to August 26, 2026 were obtained from Bloomberg Financial Services and Solactive AG, without independent verification. (In the graph, historical closing levels can be found to the right of the vertical solid line marker.) You should not take the historical index performance information as an indication of the future performance of the index.

The hypothetical performance data from January 4, 2021 to January 11, 2021 is based on the historical levels of the eligible underlying assets using the same methodology that is used to calculate the index. The hypothetical performance data prior to the launch of the index on January 12, 2021 refers to simulated performance data created by applying the index's calculation methodology to historical levels of the underlying assets that comprise the index. Such simulated performance data has been produced by the retroactive application of a back-tested methodology, and may reflect a bias towards underlying assets or related indices that have performed well in the past. No future performance of the index can be predicted based on the simulated performance described herein. You should not take the hypothetical performance data as an indication of the future performance of the index.

Historical Performance of the Goldman Sachs Momentum Builder Focus® ER Index

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

• a dealer in securities or currencies;
• a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
• a bank;
• a regulated investment company;
• a life insurance company;
• a tax-exempt organization;
• a partnership;
• an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
• a person that owns the notes as a hedge or that is hedged against interest rate risks;
• a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or
• a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders
This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of the notes and you are:
• a citizen or resident of the United States;
• a domestic corporation;
• an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— Non-United States Holders” below.

Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes over their term based on the comparable yield for the notes, even though you generally will not receive any payments from us until maturity.

It is not entirely clear how, under the rules governing contingent payment debt instruments, the maturity date for debt instruments (such as your notes) that provide for the possibility of early redemption should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your notes (and we intend to make the computation in such a manner) based on the assumption that your notes will remain outstanding until the stated maturity date.

We have determined that the comparable yield for the notes is equal to 5.38% per annum, compounded semi-annually, with a projected payment at maturity of $1,458.36 based on an investment of $1,000.

Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period

August 31, 2026 through December 31, 2026	$18.24	$18.24

January 1, 2027 through December 31, 2027	$56.30	$74.54

January 1, 2028 through December 31, 2028	$59.58	$134.12

January 1, 2029 through December 31, 2029	$62.71	$196.83

January 1, 2030 through December 31, 2030	$66.17	$263.00

January 1, 2031 through December 31, 2031	$69.83	$332.83

January 1, 2032 through December 31, 2032	$73.90	$406.73

January 1, 2033 through September 2, 2033	$51.63	$458.36

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment debt instruments) as of the time you purchase your notes. The original issue price of your notes will be the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described above even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price.

If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon maturity by the amounts allocated under the previous paragraph to each of interest and the projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated under the previous paragraph to each of interest and the projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes (as described in the accompanying prospectus supplement).

Any gain you recognize upon the sale, exchange, redemption or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Non-United States Holders

If you are a non-United States holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — Non-United States Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a non-United States holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:
• a nonresident alien individual;
• a foreign corporation; or
• an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

The Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of amounts you receive upon the sale, exchange, redemption or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on any stocks included in the underlying assets included in the base index during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld.

These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2027, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017. In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations). We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules. In certain limited circumstances, however, you should be aware that it is possible for non-United States holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required. You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST
See “Supplemental Plan of Distribution” in the accompanying index supplement and “Plan of Distribution — Conflicts of Interest” in the accompanying prospectus.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 4% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee to iCapital Markets LLC, a broker-dealer in which an affiliate of GS Finance Corp. holds an indirect minority equity interest, for services it is providing in connection with this offering and a fee to an unaffiliated broker-dealer on behalf of a distribution participant for providing certain electronic platform services in connection with this offering.

We will deliver the notes against payment therefor in New York, New York on the original issue date set forth on the cover page of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 27, 2025, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on January 27, 2025.